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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                 Notification of Election Pursuant to Rule 18f-1
                    Under the Investment Company Act of 1940


                         THE HARTFORD MUTUAL FUNDS, INC.
                P. O. Box 2999, Hartford, Connecticut  06104-2999
                -------------------------------------------------
                         Name and Address of Registrant


                            NOTIFICATION OF ELECTION
                            ------------------------

The undersigned registered open-end diversified management investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the Town of Simsbury and the State of Connecticut on the 25th day of September, 1997.

                         THE HARTFORD MUTUAL FUNDS, INC.
                         -------------------------------
                         Name of Registrant

                         By:    /s/ Andrew W. Kohnke
                            -------------------------------------
                         Andrew W. Kohnke, Vice President

ATTEST:

    /s/ Kevin J. Carr
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Kevin J. Carr, Assistant Secretary